                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006



                        Commission File Number: 000-11743





                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X          Form 40-F ____



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes ____             No X




     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                 -----------




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


                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


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Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company               3

Signature                                                                                                    4

Exhibit Index                                                                                                5

Exhibit 1 - Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the
              Company                                                                                        6





                                       2
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             BASIC POLICY FOR MEASURES AGAINST THE ACQUISITION OF A
                     SUBSTANTIAL SHAREHOLDING OF THE COMPANY

     On May 10, 2006, we announced that, at a meeting held on May 10, 2006, our Board of Directors resolved to propose a resolution at the Company's ordinary general meeting of shareholders, to be held on June 29, 2006, to adopt an amendment of its Articles of Incorporation authorizing the shareholders to adopt a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers), as well as a resolution adopting a basic policy for measures against the acquisition of a substantial shareholding of the Company in accordance with the amended Articles of Incorporation. Attached as Exhibit 1 hereto is an English translation of the announcement.




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL HOLDINGS CORP.
                                     (Registrant)



                                     By:     /s/ Ikuo Otani
                                             -----------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning



Date: May 15, 2006



                                       4
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                                  EXHIBIT INDEX

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
Exhibit 1 - Basic Policy for Measures against the Acquisition of a Substantial
            Shareholding of the Company                                                 6





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                                    EXHIBIT 1

             BASIC POLICY FOR MEASURES AGAINST THE ACQUISITION OF A
                    SUBSTANTIAL SHAREHOLDING OF THE COMPANY

                              (English Translation)

                                                                    May 10, 2006

To whom it may concern:
                            WACOAL HOLDINGS CORP.
                            Yoshikata Tsukamoto, Representative Director
                            (Code Number: 3591)
                            (Tokyo Stock Exchange, First Section)
                            (Osaka Securities Exchange, First Section)
                            Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)

             BASIC POLICY FOR MEASURES AGAINST THE ACQUISITION OF A
                     SUBSTANTIAL SHAREHOLDING OF THE COMPANY

     Wacoal Holdings Corp. (the "Company") hereby announces that at a meeting held on May 10, 2006 the Board of Directors resolved to propose a resolution at the Company's ordinary general meeting of shareholders to be held on June 29, 2006 (the "Shareholders' Meeting") to adopt an amendment of its Articles of Incorporation authorizing the shareholders to adopt a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers), as well as a resolution adopting a basic policy for measures against the acquisition of a substantial shareholding of the Company (the "Basic Policy") in accordance with the amended Articles of Incorporation.

     Upon approval of these resolutions at the Shareholders' Meeting, the Board of Directors will resolve to introduce defensive measures against takeovers pursuant to the Basic Policy, which will be announced by the Company.

1. PURPOSES OF AMENDMENT OF ARTICLES OF INCORPORATION AND ESTABLISHMENT OF BASIC POLICY

     Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company's business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming beautiful and facilitating the realization of women's desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.

     In addition, following its 50th anniversary in February, 2004, the Company formulated its Mid-Term Management Plan 2004-06, under which the Company will continue to exert efforts to secure and enhance its corporate value and the common interests of its shareholders by actively developing its "body designing business" to assist women in expressing their individual spiritual and physical beauty and supporting beautiful living for women by being a company that is sympathetic to their needs.

     In addition, the Company is promoting CAP21 (Corporate Activation Project
21), a corporate activation project to implement mid to long-term strategies to further enhance its corporate value, and is considering expanding its business to achieve faster growth with an eye toward M&A and strategic business alliances, in addition to the reorganization and enhancement of its existing businesses under the holding company structure.

     The Company persistently strives to improve corporate value by improving transparency of management and ensuring fairness and independence as the basic tenets of its corporate governance, objectives that the group as a whole seeks to realize. For example, the Company has two independent outside directors, and Wacoal Corporation, one of the Company's core subsidiaries, has adopted an executive officer system in an effort to expedite decision-making, strengthen supervisory functions and clarify management responsibilities.

     However, while the Company promotes the above strategies to secure and enhance its corporate value and the common interest of its shareholders, there has been a recent trend in Japan's domestic capital markets toward unilateral, large-scale acquisitions of shares without the consent of the target company's management.

     Of course, the Company has no objection to such an acquisition of shares per-se, if it benefits the Company's corporate value and the common interests of its shareholders. However, such large-scale acquisitions are not always to the benefit of the target company's corporate value or the common interests of its shareholders. For example, there are large-scale acquisitions of shares which, when viewed in light of their stated purpose and other factors, clearly prejudice corporate value and shareholders' common interests, and there are those that force shareholders to sell their shares, those which do not provide the target company's Board of Directors or its shareholders with sufficient time or information to consider the terms of an acquisition or to propose alternatives and those that require a target company to negotiate with the purchaser for more favorable terms than those initially proposed by the purchaser.

     In particular, considering that the Company's corporate value is mainly generated from (i) its strong market position and brand value in the intimate apparel market, which have been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-add, attractive products based on the results of human scientific research from a mid to long-term perspective;
(iii) its superb product quality and support engineering staff, as well as its highly productive global manufacturing and supply systems employing excellent sewing technology; (iv) its close relationships of trust with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been gained through direct communication and sales by the Company's beauty advisors, who are well-trained and deeply experienced in sales activities; and (vi) its good social standing established through the promotion of various social events such as the "Remmama" project and its "Pink Ribbon", the Company's corporate value and the common interests of its shareholders will suffer damage unless a purchaser of the Company's shares secures and enhances the above factors on a mid to long-term basis.

     In light of these circumstances, the Company's Board of Directors has concluded that, in order to prevent the Company's corporate value or its shareholders' common interests from suffering damage from an inappropriate acquisition of the Company's shares, it is essential that the Company be ready to implement countermeasures in response to an acquisition of the Company's shares that is detrimental to its corporate value or its shareholders' common interests by establishing a system that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders.

     For the reasons stated above, upon approval at the Shareholders' Meeting and after obtaining approval for a draft amendment of the articles of incorporation to the effect that the shareholders, by resolution, may determine a basic policy for measures against an acquisition of a substantial shareholding of the Company (please see Section 2 below for details of such amendment), the Company has decided to submit a resolution for approval at the Shareholders' Meeting adopting a basic policy for measures against an acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers) in accordance with the amended Articles of Incorporation (please see Section 3 below for more details).

2.   PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

     The Company will submit this proposal for approval at the Shareholders' Meeting as of part its proposed amendments to the Articles of Incorporation, including the addition of the following provision as Article 16 of the Articles of Incorporation.

     Article 16 (Matters to be Resolved at General Meetings of Shareholders)

     1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

     2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primarily intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of a resolution to issue new shares or acquisition rights for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

3.   PROPOSED BASIC POLICY

     Subject to the approval at the Shareholders' Meeting of the agenda concerning the amendments to the Articles of Incorporation mentioned in 2 above, the Company will propose at the Shareholders' Meeting that the following Basic Policy be adopted:

     (1)  Outline of the Basic Policy

          For the purpose of ensuring and enhancing the value of the Company and the common interests of the shareholders, our Board of Directors shall resolve to adopt certain measures based on the terms and conditions as stipulated in paragraph (2) below (the "Plan"). The preventive measures are to be taken against the acquisition of a substantial shareholding of the Company by providing advance warning (i.e. peacetime takeover defensive measures) to any third party who may launch an acquisition of shares of the Company that there are procedures that such third party must follow and that a gratis allocation of acquisition rights for the subscription of new shares with discriminatory treatment for the exercise of such rights may be implemented by the Company by disseminating the details of such Plan through timely disclosure to the relevant stock exchange, disclosure in the Company's business reports as well as other materials that are required to be disclosed by law and, posting on the Company's website.

     (2)  Features of the Plan

          (a)  Outline of the Plan

               The Company will demand that any third party (a "Purchaser") who launches or proposes a Purchase as defined in (b) below follow the procedures prescribed in (c) below and will obtain the information and ensure sufficient time to consider such Purchase. In any of the circumstances set forth under (e)(i) below, the Company will conduct a gratis allocation of acquisition rights for the subscription of new shares with terms that prohibit such Purchaser from exercising such rights (discriminatory treatment) or other terms as prescribed in
          (e)(iii) below (the "Share Acquisition Rights") to all shareholders at such time.

          (b)  Purchase

               The term "Purchase" as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:

               (i) the purchase of share certificates(1) issued by the Company that results in a percent ownership(2) by a shareholder(3) of 20% or more of such share certificates; and

               (ii) a public tender offer(4) for share certificates(5) issued by the Company that results in a combined percent ownership(6) by the offeror and any of its Affiliates(7) of 20% or more of such share certificates.

          (c)  Purchase procedures to be followed by the Purchaser

               Unless otherwise provided by our Board of Directors, if Purchaser intends to launch a Purchase, such Purchaser must submit to the Company a document describing the particulars of the Purchaser, the purpose, method and


----------

(1)"Share certificates" (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Securities and Exchange Law ("SEL"); the same shall apply hereinafter unless provided otherwise.

(2)"Ratio of ownership of the share certificates" (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of SEL; the same shall apply hereinafter.

(3)"Shareholder" (hoyusha) shall include any parties stipulated in Paragraph 3,
Article 27-23 of SEL; the same shall apply hereinafter.

(4)"Public tender offer" (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of SEL; the same shall apply hereinafter.

(5)"Share certificates" (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (ii).

(6)"Ratio of ownership of the share certificates" (kabukento hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of SEL; the same shall apply hereinafter.

(7)"Affiliate" (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of SEL; provided, however, that a person prescribed in Paragraph 1, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

          details of the Purchase, the basis of calculation of the purchase price, evidence of funds for the purchase, management policies of the group after purchase, other information separately required by our Board of Directors upon adoption of the Plan (the "Required Information") as well as an oath by such Purchaser that such Purchaser will follow the procedures as prescribed in the Plan (the "Purchase Explanation Document") prior to the launch of such Purchase.

               The Board of Directors will provide the Purchase Explanation Document to the Independent Committee (see (f) below for details; hereinafter the same) promptly after receipt. If the description of the Required Information in such Purchase Explanation Document is deemed insufficient by the Independent Committee, the Purchaser must submit additional information as requested by the Independent Committee.

               The Independent Committee may also request our Board of Directors to present its opinion concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee within such period as the Independent Committee deems reasonable (provided that such period shall not in principle exceed 60 days).

          (d) Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by Independent Committee

               If the provision of information stipulated under (c) above is deemed sufficient by the Independent Committee, the Independent Committee will fix a period (up to sixty days) for examination (provided, however, such period may be extended and/or re-extended to the extent necessary) (the "Examination Period"). In no event shall the Purchase be implemented until after the expiration of such Examination Period.

               Based on the information and/or materials provided by the Purchaser and our Board of Directors, the Independent Committee will evaluate and/or examine the terms and conditions of the Purchase by the Purchaser during the Examination Period from the perspective of ensuring and enhancing the value of the Company and the common interests of the shareholders. The Independent Committee will also directly or indirectly discuss and/or negotiate with such Purchaser, or propose alternatives for the Company to the shareholders whenever necessary to improve the terms and conditions of the Purchase.

               The Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the cost of the Company.

          (e) Implementation of Gratis Allocation of Acquisition Rights of New Shares

               (i) Advice by Independent Committee on Implementation and Non-Implementation

                    In the event of any of the following, the Independent
               Committee will advise the Board of Directors to implement a gratis allocation of Share Acquisition Rights:

                    (A) if the Purchaser fails to provide the required
               information, observe the Examination Period as stipulated in (c) above or comply with the procedures as prescribed by the Plan;

                    (B) if the Purchase by the Purchaser is deemed to fall under any of the following as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and the Board of Directors, as well as discussions and/or negotiations with the Purchaser:

                         1) A Purchase that threatens to cause obvious harm to
                    the corporate value of the Company and thus to the common interests of the shareholders through any of the following actions or other similar actions:

                              (a) a buyout of share certificates for the purpose
                         of requiring the Company to purchase such shares at an inflated price;

                              (b) temporary control of the management of the
                         Company to conduct business in such way as to achieve the interests of the Purchaser at the expense of the Company, such as a low-cost acquisition of material assets of the Company;

                              (c) diversion of the assets of the Company to
                         secure or repay the debts of the Purchaser or its group companies;

                              (d) temporary control of the management of the
                         Company to effectuate the disposal of high-value assets which are not currently related to the business of the Company, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.

                         2) A Purchase which effectively forces the shareholders
                    to sell their share certificates, such as in a coerced two-tier purchase (which means the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions or does not set clear terms and conditions in the second acquisition)

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                         3) A Purchase that is to be carried out without
                    granting the Company the time reasonably necessary for it to provide an alternative proposal regarding such Purchase;

                         4) A Purchase that is to be carried out without
                    providing the Company's shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

                         5) A Purchase that includes inadequate or inappropriate
                    terms and conditions (including the amount and type of consideration, the timeframe of the Purchase, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of the Company's employees, contractors, clients and other interested parties of the Company) in light of the primary values of the Company;

                         6) A Purchase that may damage the Company's
                    relationship with its employees, contractors or clients that are essential in creating Company value or the brand value of the Company and that may pose a material threat to the values of the Company and thus to the common interests of its shareholders;

                    Provided, however, that after giving such advice, if the
               Purchaser withdraws its proposed Purchase or such proposed Purchase otherwise ceases to exist, or if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee may change its decision, including advising the withdrawal of the gratis allocation of the Share Acquisition Rights or the gratis allocation of the Share Acquisition Rights following allocation, and recommend such decision to the Board of Directors.

                    If the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) and (B) above, the Independent Committee will recommend to the Board of Directors that the gratis allocation of the Share Acquisition Rights not be enforced.

                    Provided, however, that if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser falls under (A) or (B) above, the Independent Committee may change its decision, including advising the implementation of the gratis allocation of the Share Acquisition Rights, and recommend such decision to the Board of Directors.

                    The Independent Committee will promptly disclose information as deemed appropriate by the Independent Committee with respect to (i)


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               the submission and outline of the Purchase Explanation Document,
               (ii) the outline of the Required Information which has been provided, (iii) the resolution for the extension of the Examination Period and the reason thereof, and (iv) the advice given by the Independent Committee and outline thereof.

               (ii) Respect for the Advice of the Independent Committee by the
                    Board of Directors

                    The Board of Directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to (i) above, and shall make a final decision on the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights. Promptly after making such decision, the Board of Directors shall disclose the outline of such decision and other information as deemed appropriate by the Board of Directors.

               (iii) Primary Terms and Conditions of the Gratis Allocation of
                    the Share Acquisition Rights

                    The primary terms and conditions of the gratis allocation of the Share Acquisition Rights are as follows:

                    (1) Shareholders Eligible for Allocation of Share Acquisition Rights

                         The Company will implement a gratis allocation of the
                    Share Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company's final register of shareholders or register of beneficial shareholders as of a certain date (the "Allocation Date") that is separately determined by the Board of Directors in a resolution relating to the gratis allocation of the Share Acquisition Rights (the "Gratis Allocation Resolution"), at such rate as separately determined by the Board of Directors in the Gratis Allocation Resolution up to a maximum of two Share Acquisition Rights for every one common stock of the Company held.

                    (2) Effective Date of Gratis Allocation of Share Acquisition Rights

                         The Board of Directors will separately determine the
                    effective date of the gratis allocation of the Share Acquisition Rights in the Gratis Allocation Resolution.

                    (3) Type and Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

                         The type of shares to be acquired upon exercise of the
                    Share Acquisition Rights shall be common stock of the Company and the number of shares of common stock to be acquired for every one Share Acquisition Right shall be one
                    (1) share (unless otherwise adjusted).

                    (4) The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

                         The value of property per share of common stock of the
                    Company to be contributed upon the exercise of the Share Acquisition Rights shall be as least one (1) yen but not exceeding one-half (1/2) of the market value of one share of common stock of the Company as separately determined by the Board of Directors in the Gratis Allocation Resolution.

                    (5)  Exercise Period of the Share Acquisition Rights

                         The commencement date will be a date on which the
                    gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined by the Board of Directors in the Gratis Allocation Resolution, and the period will be between one and two months as determined by the Board of Directors in the Gratis Allocation Resolution.

                    (6)  Terms and Conditions for Exercise

                         The parties set forth in (a) through (f) below
                    (collectively the "Specified Purchasers") may not exercise Share Acquisition Rights:

                         (a)  a specified large shareholder(8);

                         (b) joint shareholders(9) of a specified large shareholder;

                         (c)  a specified large purchaser(10);

                         (d) persons having a special relationship with a specified large purchaser;

                         (e) any transferee of or successor to the Share Acquisition Rights of any party falling under (a) through (d) above without the approval of the Board of Directors; or


----------

(8) "Specified large shareholders" (tokutei tairyo hoyusha) means a holder of share certificates issued by the Company and whose percent ownership in respect of such share certificates is deemed to be 20% or more by the Board of Directors.

(9) "Joint shareholders" (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of SEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

(10) "Specified large purchaser" (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (c)) of share certificates (as defined in Paragraph 1, Article 27-2 of SEL; the same shall apply in this paragraph (c)) issued by the Company through public tender offer and whose percent ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the SEL) is deemed by the Board of Directors to be 20% or more when combined with the ratio of ownership of share certificates of a person having a special relationship.

                         (f) any affiliate(11) of any party falling under (a) through (e) above.

                    (7)  Restrictions on Transfer of the Share Acquisition
                         Rights

                         Any assignment of the Share Acquisition Rights requires
                    the approval of the Board of Directors.

                    (8)  Acquisition of the Share Acquisition Rights

                         The Company may at anytime acquire the Share
                    Acquisition Rights that are held by shareholders other than Specified Purchasers, and in exchange, deliver one share of common stock of the Company for every Share Acquisition Right (unless otherwise adjusted). Any other potential acquisition by the Company and the terms and conditions thereof shall be separately governed the Board of Directors in a Gratis Allocation Resolution.

                    (9)  Others

                         Any other terms and conditions of the Share Acquisition
                    Rights shall be separately governed by the Board of Directors in a Gratis Allocation Resolution.

          (f)  Independent Committee

               The Company shall establish an Independent Committee, which shall consist only of members who are independent from the Board of Directors, in order to prevent the Board of Directors from making an arbitrary decision concerning the trigger or non-trigger, etc. of the introduction of measures against the acquisition of a substantial shareholding of the Company. The Independent Committee shall be composed of three or more members. All members of the Independent Committee shall be appointed from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified pubic accountants or academic experts, etc.) who shall be independent from the executive officers of the Company and shall be announced accordingly.

               A resolution of the Independent Committee shall be adopted in principle by a majority of the members at a meeting where all members of the Independent Committee are present; provided, however, that if any member is unable to act as aforesaid, a resolution may be adopted by the majority of the members present at a meeting where the majority of the members of the Independent Committee is present.

----------

(11) "Affiliate" (kanrensha) of a given party means a person deemed by the Board of Directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the Board of Directors to act in concert with such given party. "Control" means to "control the determination of the financial and business policies" (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

               Any other matters concerning the Independent Committee shall be separately provided for by the Board of Directors.

     (3)  Effective Period of the Basic Policy

          The effective period of the Basic Policy shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Shareholders' Meeting.

          Provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the basic policy.

4.   REASONABLENESS OF THE BASIC POLICY

     (1) Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

          The Basic Policy is in compliance with the three principles set forth by the guidelines concerning defensive measures against takeovers for the purposes of securing or enhancing corporate value and the common interests of shareholders published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

     (2)  Focus on Shareholders' Intentions

          The Basic Policy will be decided upon the approval of and a resolution at the Shareholders Meeting as stated above.

          Further, as stated in Section 3. (3) "Effective Period of the Basic Policy" above, the Basic Policy has a so-called "sunset clause" setting forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of the Company's shareholders, even if the effective period of the Basic Policy has not yet expired. Therefore, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and in specific defensive measures against takeovers introduced thereunder.

     (3)  Focus on Judgment of Independent, Outside Persons

          As stated in Section 3. (2) "Features of the Plan", any practical judgment regarding the operation of the Basic Policy, such as the initiation of defensive measures against a takeover, is to be made by an independent committee consisting of persons independent of the Board of Directors. Therefore, a scheme is established in order to utilize the defensive measure against takeovers in line with the protection of the Company's corporate value and its shareholders' common interests, as the independent committee will closely monitor the activities of the Board of Directors to prevent it from arbitrarily initiating defensive measures against takeovers. Upon approval by the shareholders of the Basic Policy and resolution of the Board of Directors to adopt the Plan, the initial three (3) members of the independent


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

     committee shall be Messrs. Mamoru Ozaki, Noboru Unabara and Naoto Nakamura. Please see the attached Exhibit for their biographies.

     (4)  Establishment of Reasonably Objective Requirements

          As stated in Section 3.(2)(e)(i) of the Basic Policy: "Advice by the Independent Committee on Implementation and Non-Implementation", defensive measures against takeovers are constituted so that they will not be initiated unless reasonable and objective requirements have been satisfied. Thus, it is considered that a scheme will be established to prevent any arbitrary implementation by the Board of Directors.

5.   IMPACT ON SHAREHOLDERS

     (1) Impact on shareholders at the time of approval of the Basic Policy/introduction of the Plan

          As no actual gratis allocation of Share Acquisition Rights (shinkabu yoyaku-ken) will occur at the time of approval of the Basic Policy or introduction of the Plan, there will be no direct, concrete impact on the rights and interests of the shareholders or investors.

     (2) Impact on shareholders at the time of a gratis allocation of Share Acquisition Rights

          In the event that the Plan is introduced and a gratis allocation of Share Acquisition Rights is implemented in accordance with the procedures under the Plan, Share Acquisition Rights will be allotted to the shareholders as of such Allocation Date and at such rate as are separately determined by the Board of Directors in a Gratis Allocation Resolution, up to a maximum of two Share Acquisition Rights for each share held. If any shareholder(s) fail(s) to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise its (their) Share Acquisition Rights during the exercise period, the Company's shares held by said shareholder(s) will be diluted by the exercise of Share Acquisition Rights by other shareholders. However, the Company may, upon a decision by the Board of Directors, acquire Share Acquisition Rights from shareholders other than Specified Purchasers and, in exchange, deliver the Company's ordinary shares. In such case, shareholders other than Specified Purchasers will receive the Company's ordinary shares in consideration of Share Acquisition Rights acquired by the Company without exercising their Share Acquisition Rights or paying an amount equivalent to the exercise price, and no dilution will take place.

                                                                         - End -

(Exhibit)

                   Biography of Independent Committee Members


Mr. Mamoru Ozaki:

           June 1991           Commissioner of the National Tax Agency
           June 1992           Administrative Vice Minister of Finance
           May 1994            President of People's Finance Corporation
           October 1999        President of National Life Finance Corporation
           February 2003       Acting Advisor to Yazaki Corporation
           July 2003           Advisor to Wacoal Corporation (currently Wacoal Holdings Corp.)
           June 2005           Acting Director of Wacoal Corporation (currently Wacoal Holdings Corp.)


Mr. Noboru Unabara:


           February 1962       Joined Tsuda Public Accounting Firm
           April 1965          Registered as certified public accountant
           May 1968            Joined Tohmatsu and Aoki Audit Firm (currently Deloitte Touche Tohmatsu)
           November 1972       Partner of Tohmatsu and Aoki Audit Firm
           May 1974            Representative Partner of Tohmatsu and Aoki Audit Firm
           June 2000           Acting Statutory Auditor of Wacoal Corporation (currently
                               Wacoal Holdings Corp.)


Mr. Naoto Nakamura:

           October 1982        Passed the Japanese bar exam
           April 1985          Graduated from the Legal Training and Research Institute
                               Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices
           April 1998          Opened Hibiya Park Law Offices, Partner
           February 2003       Opened Naoto Nakamura Law Office (currently the Nakamura, Tsunoda & Matsumoto)


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